1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	September 24, 2013		By /s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON COMPLETION OF THE PLAN IN RELATION TO THE INCREASE OF SHAREHOLDING IN THE COMPANY BY THE CONTROLLING SHAREHOLDER AND ITS CONCERT PARTIES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 24 September 2013, Yanzhou Coal Mining Company Limited (the “Company”) received a notice from Yankuang Group Company Limited (“Yankuang Group”), the controlling shareholder of the Company, that the plan in relation to the increase of its shareholding in the Company (the “Increase of Shareholding”) by acquiring H shares of Company (the “H Shares”) has completed, details of which are as follows:

1. Details of the Increase of Shareholding and Disclosure

(1) As disclosed in the “Announcement on Increase of Shareholding in the Company by the Controlling Shareholder and its Concert Parties” dated 9 September 2013, Yankuang Group increased its shareholding in the Company by acquiring 97,724,000 H shares on 9 September 2013 through its wholly-owned subsidiary incorporated in Hong Kong (“Yankuang Hong Kong Company”), representing approximately 1.99% of the total issued share capital of the Company. Yankuang Group and its concert parties planed to increase its shareholding in the Company within 12 months from 9 September 2013 (inclusive) by an aggregated number of shares not exceeding 4% of the total issued capital of the Company.

(2) On 24 September 2013, Yankuang Hong Kong Company completed the increase of its holding of H shares of the Company by an aggregate number of 82,276,000 H shares, representing approximately 1.67% of the total issued share capital of the Company.

2. Completion of the Increase of Shareholding

Pursuant to the notice of Yankuang Group dated 24 September 2013, Yankuang Group and its concert parties’ plan to increase the shareholding in the Company has completed. During this period, except for the above mentioned Increase of Shareholding, Yankuang Group and its concert parties have not increased its shareholding in the Company through secondary market. During the period of the implementation of the Increase of Shareholding and the statutory period, Yankuang Group and its concert parties have performed their undertaking that they have not reduced shareholding in the Company.

3. The Company continues to meet the listing requirements upon completion of the Increase of Shareholding

(1) After completion of the Increase of shareholding, Yankuang Group still directly holds 2.6 billion A shares in the Company, representing approximately 52.86% of the total issued share capital of the Company. Yankuang Hong Kong Company holds 180 million H shares in the Company, representing approximately 3.66% of the total issued share capital of the Company. After completion of the plan for the Increase of Shareholding, Yankuang Group and its concert parties hold in aggregate 56.52% of the total issued share capital of the Company. The Company continues to meet the applicable listing requirements.

(2) The Increase of Shareholding was in compliance with relevant requirements of the PRC Securities Law, the Administrative Measures for the Takeover of Listed Companies and relative regulations, met the requirements for the exemption from filing a waiver application pursuant to the Administrative Measures for the Takeover of Listed Companies. There was no contravention of laws, administrative regulations, departmental rules and regulatory files or other relevant provisions in relation to the Increase of Shareholding.

4. Lawyer’s Specific Opinion

Beijing King & Wood Mallesons Law Firm has expressed its specific opinion on the Increase of Shareholding in the Company on 24 September 2013 as follows: As at the date on which the opinion was issued, Yankuang Hong Kong Company had the capacity to increase its shareholding in the Company according to the applicable law. The Increase of Shareholding was exempted from filing a waiver application and complies with other situations pursuant to the Administrative Measures for the Takeover of Listed Companies. The obligation of information disclosure in relation to the Increase of Shareholding had been complied with and the Increase of Shareholding was in compliance with relevant laws and regulations and listing regulations.

By order of the board of directors

Yanzhou Coal Mining Company Limited

Zhang Baocai

Director and Company Secretary

Zoucheng, Shandong Province, the PRC

24 September 2013

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. ZhangXinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. XueYouzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC